Exhibit 99.1

Notice on the Convocation of an Annual General Meeting of the Members of Nexters Inc.

Distributed electronically to:

those members of Nexters Inc. (the “Company”) whose names on July 26, 2022 (the “Record Date”) appear as members in the share register of the Company and are entitled to vote at the meeting; and

the other directors of the Company (the “Directors”);

July 26, 2022

This notice (the “Notice”) is given to inform that the Company will hold its 2022 annual general meeting (the “AGM”) of the members of the Company (the “Members”) on August 26, 2022, at 3:00 p.m. Cypriot time (8:00 a.m. Eastern time) at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus. The AGM will be held virtually by telecommunications means, details of which will be announced separately.

Nexters Inc. Virtual Shareholder Meeting Information:

Meeting Date: Friday, August 26, 2022

Meeting Time: 8:00 a.m. Eastern Time (EDT)

Annual Meeting-meeting webpage (information, webcast, telephone access and replay): https://www.cstproxy.com/nexters/2022

Telephone access (listen-only): Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 7936452#

The following agenda items are proposed for consideration and, if thought proper, for approval by the Members:

1. Appointment of the Company’s auditors

On the recommendation of the Audit Committee, the Company’s board of directors (the “Board”) recommends to the AGM to appoint an office of the global KPMG network (“KPMG”), as the Company’s auditors to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.

The following resolution is proposed:

To approve the appointment of KPMG, as the Auditors to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.

2. Election of Directors

According to Regulation 9.5 of the Company’s Articles of Association, each Director holds office for a term expiring at the Company’s next AGM immediately following their appointment, or until their earlier death, resignation or removal, and can be re-elected for successive terms. Upon the recommendation of the Nomination and Compensation Committee, the Board recommends to the AGM to re-elect the following Directors of the Company:

Natasha Braginsky Mounier	Independent Director
Dmitrii Bukhman*	Non-Executive Director
Andrey Fadeev*	Director and CEO of the Company
Andrew Sheppard	Independent Director

* These directors are, pursuant to Regulation 9.2 of the Articles, subject to nomination and appointment by Everix and FG (as defined in the Articles) and are subject to election by resolution of those persons only.

In addition to the re-elections proposed above, and upon the recommendation of the Nomination and Compensation Committee, the Board further recommends to the AGM to elect the following persons to act as additional Directors of the Company:

Marie Holive	Independent Director
Olga Loskutova	Independent Director
Tal Shoham	Independent Director

The following resolution is proposed:

To elect or re-elect, as the case may be, the following Directors of the Company:

Natasha Braginsky Mounier	Independent Director
Marie Holive	Independent Director
Olga Loskutova	Independent Director
Andrew Sheppard	Independent Director
Tal Shoham	Independent Director

Record Date:

Only Members as of the end of business on July 26, 2022, are entitled to attend and vote at the AGM either personally or by proxy, and such proxy need not be a Member of the Company.

Proxy:

A Member may be represented at the AGM by a proxy who may speak and vote on behalf of the Member. The instrument appointing a proxy shall be produced before the time for holding the AGM. The instrument appointing a proxy shall be in substantially the form attached to this Notice.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus, or by e-mail to investor@nexters.com.

The cut-off time to provide proxies is 2:00 p.m. Cypriot time (7 a.m. Eastern time) on August 26, 2022. Proxies submitted thereafter will not be considered.

Voting

According to Clause 6.1 of the Company’s Memorandum of Association, each ordinary share in the Company confers upon the Member the right to one vote at the AGM.

Materials

Copies of materials related to the AGM, including this Notice and form of instruments appointing proxy, are available for no charge on the Company’s website: investor.nexters.com.

Yours faithfully,

By the order of the Board

Andrey Fadeev,

CEO and Director

Form of Instrument Appointing a Proxy to Exercise Discretion

Nexters Inc.

I/We being a Member of the above Company HEREBY APPOINT [Insert Full Name of Proxy, passport No. _______, residing at _______________] of [Insert Full Name of the Legal Entity] or failing them [Insert Full Name of Additional Proxy, as necessary, passport No. _________, residing at ___________] of [Insert Full Name of the Legal Entity] to be my/our proxy to vote for me/us at the meeting of Members to be held on August 26, 2022 and at any adjournment thereof.

Item of the Agenda	FOR	AGAINST	ABSTAIN
1. Appointment of the Company’s auditors
2. Election of Directors: (a) Natasha Braginsky Mounier (b) Marie Holive (c) Olga Loskutova (d) Andrew Sheppard (e) Tal Shoham

By this instrument the Proxy is empowered and authorized to participate in the selection of the chairman of the AGM and request a poll if the Proxy thinks fit.

Signed this day of _____________, 2022.

Signature:

Name of the Member: ________________

Represented by: ____________________